Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

October […], 2014

VIA EDGAR TRANSMISSION

Ms. Monique Botkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Schooner Hedged Alternative Income Fund (S000047358)

Dear Ms. Botkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of October 20, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 453 to its registration statement, filed on behalf of its series, Schooner Hedged Alternative Income Fund (the “Fund”).  PEA No. 453 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 5, 2014 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comments are included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Investment Objective

1.	Staff Comment: Please describe what is meant by “Hedged Alternative Income” in the discussion of principal investment strategies.

Response:  The Trust responds by adding the following statement to the disclosures under “Principal Investment Strategies”:

“The Adviser seeks to achieve “hedged alternative income” by employing investment strategies that have minimal correlation with traditional fixed income markets, while seeking to mitigate equity market risk and provide regular distributions to investors.”

2.
Staff Comment: Please remove the second sentence in this section, which reads “The Fund seeks to meet its objective while mitigating equity market risk and providing regular distributions to investors,” as the Staff deems this to be related to the Fund’s investment strategies, and not a part of the investment objective.

Response:  The Trust responds by making the requested revision.

Prospectus – Summary Section – Fees and Expenses of the Fund

3.
Staff Comment: The Staff notes that the Fund is not required to include line items for Shareholder Fees in the Fees and Expenses of the Fund table if there are no fees paid directly from a shareholder’s investment, and that the Fund may remove this section of the table in its entirety.

Response:  The Trust responds by supplementally acknowledging that it is aware the Fund is not required to include the Shareholder Fees section of the Fees and Expenses of the Fund table, as no fees are paid directly from a shareholder’s investment.  The Trust further responds that the Fund intends to include the Shareholder Fees section of the table in its Prospectus.

4.	Staff Comment: Please confirm that estimated expenses related to short sales (i.e., dividends and interest expense) have been included in the Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that, to the extent the Fund expects to incur any expenses related to short sales in the future, such expenses will be reflected in the Fees and Expenses of the Fund table.

5.
Staff Comment:  Please confirm that “Acquired Fund Fees and Expenses” in the Fees and Expenses of the Fund table will include all fees and expenses paid to underlying investment companies and unregistered funds.

Response:  The Trust responds by stating supplementally that the Fund will include all fees and expenses paid to underlying investment companies and unregistered funds in the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses of the Fund table.

6.
Staff Comment: Please revise the disclosure in the second footnote to the Fees and Expenses of the Fund table to address the following: (a) clarify what is included in “leverage expenses” by adding relevant disclosure to the footnote; and (b) with respect to the Fund’s operating expense limitation agreement, please clarify that the Adviser is only permitted to recoup expenses if such recoupment will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.

Response:  The Trust responds by revising the second footnote to the Fees and Expenses of the Fund table as follows (revisions shown in underlined text):

“Pursuant to an operating expense limitation agreement between Schooner Investment Group, LLC (the “Advisor”), and the Fund, the Advisor has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of interest, acquired fund fees and expenses, leverage (i.e. any expenses incurred in connection with borrowings made by the Fund) and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) do not exceed 1.49% of the Fund’s average annual net assets through at least November [  ], 2024.  The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years if such reimbursements will not cause the Fund to exceed the expense limitation in place at the time of the recoupment.”

Prospectus – Summary Section – Principal Investment Strategies

7.
Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivative instruments included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010, with the exception of the addition of the Derivatives Risk disclosure added in response to the Staff’s request in Comment 13, below.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

8.	Staff Comment: Please provide additional disclosure that describes in Plain English how a put option works.

Response:  The Trust responds by adding the following disclosure to this section:

“When the Fund writes a put option, it expects to profit if the underlying security prices remain the same or rise.  The Fund receives a premium and gives the purchaser the right to sell the underlying security at any time during the put period at a fixed exercise price regardless of market price changes during the put period.  If the put is exercised, the Fund must purchase the underlying security at the exercise price.”

9.
Staff Comment: Please confirm the potential tax consequences related to the sale of underlying securities held by the Fund pursuant to an exercised option are disclosed in the principal risks of the Fund.

Response:  The Trust responds by adding the following to the “Tax Risk” disclosure under “Principal Risks” in the Summary Section:

“Transactions involving the disposition of the Fund’s underlying securities will give rise to either short-term or long-term capital gains or losses.”

10.
Staff Comment:  Please clarify using Plain English what is meant by the statement that the Fund may choose to reduce its market exposure by purchasing equity index puts or index related ETF puts or spreads, “subject to conducive conditions in market volatility pricing”.

Response:  The Trust responds by replacing the applicable disclosure with the following:

“The Fund may buy protective puts or put spreads on indices or index-related ETFs if it believes that the risk/reward profile created by doing so is attractive.  This means that if the Fund considers such protective puts or put spreads to be attractively priced in terms of implied volatility (one of the primary drivers of option pricing) on either an absolute basis or relative to puts on individual equities, the Fund may choose to protect the portfolio of written put options by buying a quantity of such puts or put spreads.  These puts or put spreads typically increase in value as the indices underlying them decrease, thereby providing protection, if the puts or put spreads perform as intended, to the portfolio based on a degree of correlation between the equities underlying the portfolio’s holdings and the aforementioned indices.”

Prospectus – Summary Section – Principal Risks

11.	Staff Comment: With respect to Options Risk, please clarify that the Fund’s investments in options could include the loss of the entire premium and the value of the underlying asset.

Response:  The Trust responds by making the requested revision.

12.	Staff Comment: With respect to Options Risk, please clarify what is meant by the “underlying securities index”.

Response:  The Trust responds by revising the applicable disclosure to read as follows: “In addition, the value of an index based option may not correlate perfectly to the underlying securities index on which the option is based, or to overall securities markets.”

13.	Staff Comment: Please add disclosures for derivatives risk and leverage risk to this section.

Response:  The Trust responds by adding the following disclosures to this section:

Derivatives Risk.  The Fund’s investment in derivative instruments (“Derivatives”), including options, may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.  The Fund’s investments in Derivatives could create exposure greater than the value of securities in the Fund’s portfolio.  As a result, investment performance of the Fund may depend on the performance of securities the Fund does not own.  In addition, the value of a Derivative may not correlate perfectly to the underlying financial asset, index or other investment or overall securities markets.

Leverage Risk. Derivatives investments may create economic leverage and can result in losses to the Fund that exceed the original amount invested.

14.	Staff Comment: With respect to Implied Volatility Risk, please clarify in Plain English what is meant by “(until the option is exercised and finishes in the money, expires worthless, or is rolled).”

Response:  The Trust responds by revising the applicable disclosure to read as follows: “(until the option is exercised and finishes “in the money,” meaning it is worth money and can be sold, the option expires worthless, or the expiration of the option is “rolled,” or extended forward).”

15.	Staff Comment: With respect to Small-Cap, Mid-Cap and Micro-Cap Company Risk, please provide some indication of the differences in market capitalizations.

Response:  The Trust responds by adding the following disclosure to the Prospectus Under “Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks”:  “Small-cap companies generally have markets capitalizations between $300 million and $2 billion.  Mid-Cap companies generally have market capitalizations between $2 billion and $10 billion.Micro-Cap companies have market capitalizations between approximately $50 million and $300 million.”

16.	Staff Comment: With respect to Exchange-Traded Fund Risk, please revise to clearly state the risks of put options on ETFs, rather than stating the risks of making direct investments in shares of ETFs.

Response:  The Trust responds by replacing the Exchange-Traded Risk disclosure with the following:

Exchange-Traded Funds Risk.  The value of put options on ETFs sold by the Fund is based on the value of the ETFs underlying the options.  The price of an ETF can fluctuate within a wide range, and the value of an option on an ETF may decrease if the prices of the securities owned by the ETF go down.  An index ETF may not replicate the performance of a benchmark index it seeks to track.  In addition, an ETF is subject to the risk that the market price of the ETF’s shares may trade at a discount to its NAV or an active trading market it shares may not develop or be maintained. Trading of an ETFs shares may be halted, during which time an option may be exercised.  Additionally, ETFs have management and other fees, which increase their cost.

Statement of Additional Information – Investment Policies, Strategies and Associated Risks - Borrowing

17.
Staff Comment: The Staff notes the disclosure under the sub-paragraph heading “Borrowing” in this section provides swaps as an example of derivative instruments that create leverage.  If the Fund may sell credit default swaps please confirm the Fund will “cover” the full notional value of the swaps.  If the Fund will use total return swaps, please confirm that the Fund will maintain compliance with the guidance regarding segregation of assets in Investment Company Release No. IC-10666.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in credit default swaps or total return swaps.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers